UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

ICL GROUP LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	ICL Signs a Detailed and Binding Agreement with the State of Israel Regarding the Dead Sea Concession Assets – in accordance with the Principles Agreed Upon in the Memorandum of Understandings

 Item 1

ICL Signs a Detailed and Binding Agreement with the State of Israel Regarding the Dead Sea Concession Assets –
in accordance with the Principles Agreed Upon in the Memorandum of Understandings

Further to the Company’s Form 6-k report dated November 6, 2025 and to Note 7 to the Company’s Financial Statements for the third quarter of 2025, as published on November 12, 2025, regarding the Memorandum of Understanding signed between the Company and the State of Israel, acting through the Accountant General of the Ministry of Finance (the “State”), on November 5, 2025, regarding the value of the assets of Dead Sea Works Ltd., Dead Sea Bromine Company Ltd. and Dead Sea Magnesium Ltd. (the “Dead Sea Companies”), required for the operation of the Dead Sea concession (the “Concession”) and the Company’s rights under the Dead Sea Concession Law, 5721-1961 (the “Concession Law”), among other related matters (the “MOU”), the Company wishes to update that on January 27, 2026, a detailed and binding agreement was signed between the Company, the Dead Sea Companies and the State regarding the Concession Assets (as defined below), based on the principles agreed upon in the MOU (the “Agreement”).

The Company believes that the implementation of the Agreement will remove significant uncertainty and risks around the expected termination of the Concession in 2030, at which time the State intends to grant a new concession in a competitive process (the “Future Concession"), and provide certainty regarding the value of the Concession Assets and the timing of payment by the State for such assets, thereby enabling the Company to plan and prepare in the coming years for the end of the Concession period. The Company does not expect, as also stated in its announcement regarding the MOU, that the agreements regarding the Assets value, as described below, will have a material impact on the Company’s financial results. The Company is monitoring the formulation of the terms of the Future Concession will review them once published to the public as part of the tender process. To the extent that the terms are economically viable for the Company, and will ensure a stable regulatory environment, the Company intends to participate in the process, and continues to believe that it is the most suitable candidate to operate the new concession, among other things, in light of its experience and expertise.

Pursuant to the Concession Law, upon the expiry of the Concession period (i.e., by March 31, 2030), all fixed tangible assets located within the Concession area and required for its operation, and belonging to the Concession holder, shall become the property of the State, and the State shall pay the Concession holder their value, in accordance with the mechanism set forth in the Concession Law. In accordance with the principles established in the MOU, the Agreement stipulates that upon the end of the Concession, the existing Concession Assets, constituting the fixed assets of the Dead Sea Companies which are used for the exercise of their rights under the Concession Law, as well as the intangible assets of the Dead Sea Companies used for the purpose of operating the Concession, shall be transferred to the State or to the Future Concession holder. All of the above shall be as detailed in the list of the existing Concession Assets attached as an appendix to the Agreement, as updated annually until the end of the Concession period (collectively, the “Concession Assets”). According to the Agreement, upon the expiry of the Concession period, the Concession Assets shall be transferred fit, proper and ready for continued operations, in a manner and condition similar to their condition prior to their transfer, and without any disruption dependent to the Dead Sea Companies. The foregoing does not derogate from the responsibility of the Future Concession holder to be prepared to receive the assets, rights and obligations under the Agreement, at its own expense. The process for transferring the Concession Assets shall be governed by an asset transfer procedure to be formulated starting six months prior to the expiry of the Concession period, and will include, among other things, a handover and transition process for the transfer of the Concession Assets to the Future Concession holder.

Pursuant to the Agreement, any right or claim brought by any third party in connection with the Concession Assets, the cause of which arose prior to the expiry of the Concession period, shall apply to the Dead Sea Companies. Any right or claim brought by any third party in connection with the Concession Assets, the cause of which arose after the expiry of the Concession period, shall apply to the State or to the Future Concession holder.

In consideration for the transfer of ownership and possession of the Concession Assets, the State shall pay the Company a total amount of USD 2,540 million, as well as the amounts of the harvest investments actually made by the Dead Sea Companies (net of the State’s participation and depreciation, as set forth in the Agreement), from January 1, 2025, for the purpose of establishing the permanent solution for salt harvesting, transportation and disposal in accordance with the Salt Harvesting Agreement (the “Harvesting Solution”), which is estimated at hundreds of millions of dollars (collectively, the “Total Consideration”).

Under the Agreement, the Dead Sea Companies shall maintain a multi-year average level of investments and maintenance in the Concession Assets, as well as an annual minimum level of investments and maintenance, and a multi-year average maintenance-investment ratio until the expiry of the Concession period. These amounts were set based on the volume of investments and maintenance carried out over the past decade. It was further determined that if the actual level of investments and maintenance performed from January 1, 2025, until the expiry of the Concession period is lower or higher than the amounts prescribed, certain adjustments shall be made to the Total Consideration, all in accordance with the provisions of the Agreement and the investment procedure attached thereto (the “New Investment Procedure”). The New Investment Procedure replaces the procedure executed with the State of Israel in 2020, which regulated investments in the Concession Assets during the ten-years preceding the end of the Concession period, pursuant to the Concession Law (the “2020 Procedure”). As part of the New Investment Procedure, a mechanism was established under which the Dead Sea Companies will provide periodic reports regarding the level of investments and maintenance for the relevant years, including investments for the implementation of the Harvesting Solution (the “Dead Sea Companies Reports”), as well as mechanisms for reviews and controls performed by the State in relation to the Dead Sea Companies Reports and, accordingly, mechanisms for financial reconciliation.

The Agreement provides that upon the end of the Concession period on April 1, 2030, the State shall pay the Company 95% of the Total Consideration (subject to any adjustments that may be made, as described above), which shall be determined based on the Dead Sea Companies Reports and subject to any actual determinations (if any) made under the dispute resolution mechanism set forth in the Agreement, provided that such determinations are issued by the end of the Concession period. The remaining balance of the Total Consideration, namely, the remaining 5%, shall be paid on September 1, 2030 (the “Final Reconciliation Date”), except for amounts in respect of which an instruction (if issued) was given to withhold payment pursuant to the dispute resolution mechanism, and except for reimbursement relating to the remaining investments required for establishing the Harvesting Solution, to the extent not completed by the Final Reconciliation Date, which shall be reimbursed upon completion of the Harvesting Solution.

It is noted that if, for any reason, the Harvesting Solution is not completed by the end of the Concession period, the Company shall continue to operate and invest as required in order to complete it, and the reimbursement amounts in respect of the additional investments that will be required after the end of the Concession period shall be paid to the Company within 60 days following the completion of the Harvesting Solution. The foregoing does not derogate from the State’s right to initiate proceedings to enforce its rights with respect to any damages incurred, if incurred, due to the failure to complete the Harvesting Solution by the end of the Concession period.

Under the Agreement, it was determined that certain operational agreements required for the operation of the Concession, as detailed in the Agreement, shall be assigned by the Company to the Future Concession holder as of the end of the Concession period. Accordingly, and in order to provide certainty and operational continuity for the downstream industries, as well as for the Future Concession holder, agreements were established to secure, inter alia, the continued supply of the raw materials required for the downstream industries. These agreements shall apply from the date of signing the Agreement until March 31, 2035, and shall be extended beyond that period for additional terms, unless either party notifies that it does not wish to extend them. Based on currently known price levels, and in light of the agreed arrangements, the Company does not expect a material change in the profitability of the downstream industries, nor in the profitability of the Concession operations (conducted through the Dead Sea Companies).

The Company further undertook in the Agreement to provide the State with information and documents for the State’s preparations for the tender process and the allocation of the Future Concession, and to allow reviews of the existing Concession Assets by the State and by the participants in the tender, all subject to confidentiality arrangements and additional arrangements set forth in the Agreement. The Company also agreed that it will not object to, nor act against, the cancellation of its right of first offer granted under the current Concession Law, including that it will not oppose the State’s issuance of a tender for the allocation of the Future Concession. Nothing in the provisions of the Agreement shall prevent or impair the Company’s right, similar to any other comparable bidder, to participate in the tender for the allocation of the Future Concession.

For additional information regarding the Concession Law, the Salt Harvesting Agreement and the 2020 Procedure, see Note 18 to the Company’s financial statements for the year ended 2024, as well as Part D. Property, Plant and Equipment, Real Estate and Major Facilities – Minerals Extraction and Mining Activities in the Company’s annual report for 2024, as published on Form 20-F on March 13, 2025, and “Item 3 – Key Information – D. Risk Factors.”

An English translation of the Agreement, together with certain appendices thereto, is available on the Company’s website at the following link:

https://investors.icl-group.com/reports-news-and-events/default.aspx

The original and binding version is the Hebrew version as signed.

The Company will hold a conference call in Hebrew today, Wednesday, January 28, 2026, at 10:00 a.m. (IST), to review the key points of the agreement. To join the Hebrew call:

https://us02web.zoom.us/webinar/register/WN_h4LgnrBfTduD6K8W-66wRw#/registration

An additional call will be held in English at 8:00 a.m. (ET). To join the English call: https://teams.microsoft.com/l/meetup-join/19%3ameeting_Y2VkOGM5YTItNmZjNy00M2I2LWE5YzktMzFkY2JiMzAwOTQ1%40thread.v2/0?context=%7b%22Tid%22%3a%22802762d2-02c4-4677-98ba-54060a234204%22%2c%22Oid%22%3a%2232ac825a-948d-4636-85e5-20a6e004fcda%22%7d

 Forward-Looking Statements

This report contains statements that constitute forward-looking statements, many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “strive,” “forecast,” “targets” and “potential,” among others. The Company is relying, inter alia, on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements. Forward-looking statements in this report include, but are not limited to, statements regarding the Company’s intent, belief or current expectations; statements regarding the terms of the Agreement executed with the State; the Company’s expectations regarding the certainty provided to it with respect to the value of the Concession Assets and the timing of payment therefor, in a manner that will enable the Company to plan and prepare in the coming years toward the end of the concession period; the Company’s assessments regarding the removal of significant uncertainty and risks relating to the expiry of the Concession; the Company’s assessments regarding the investments for the purpose of providing the Harvesting Solution; and the Company’s assessments regarding the scope of the Total Consideration to be received; the Company’s assessment that, to the extent the terms of the Future Concession are economically attractive to it, the Company continues to believe that it is the most suitable candidate and that it intends to participate in the future process; the Company's assessment that, based on currently known price levels, and in light of the agreed arrangements, no material change is expected in the profitability of the downstream industries, nor in the profitability of the Concession operations (conducted through the Dead Sea Companies); the scope of the consideration to be paid in respect of the Concession Assets and the timing of payment therefor; and the implementation of the arrangements intended to preserve the downstream industries activity in Israel based on the extraction of resources under the Dead Sea Concession, as well as the Company’s rights under the current Concession and further steps with respect to the future concession. Forward-looking statements are based on management’s beliefs and assumptions and on the information available to the Company’s management as of the date of this report. These statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied by the forward-looking statements due to various factors, including, but not limited to: changes in government policy or applicable regulation; delays or failure to reach a detailed agreement or to implement it; changes in market conditions; fluctuations in commodity prices; changes in the State’s needs or priorities; legal or regulatory constraints; and additional factors beyond the Company’s control. As a result of the foregoing, readers are cautioned not to place undue reliance on the forward-looking statements included in this report, or on additional specific risks and uncertainties facing the Company, such as the risks described under “Risk Factors,” as published in its annual report on Form 20-F published on March 13, 2025, as such risk factors may be updated from time to time in the periodic reports and other public filings the Company files from time to time on Form 6-K and other reports filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them in light of new information or future developments, or to publicly release any revisions to such statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

Name of the authorized signatory on the report and name of authorized electronic reporter: Aya Landman, Adv.
Position: VP, Chief Compliance Officer & Corporate Secretary
Signature Date: January 28, 2026
Investor and Press Contact - Israel Adi Bajayo ICL Spokesperson +972-52-4454789 Adi.Bajayo@icl-group.com	Investor and Press Contact – Global Peggy Reilly Tharp VP, ICL Global Investor Relations +1-314-983-7665 Peggy.ReillyTharp@icl-group.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Aviram Lahav
	Name:	Aviram Lahav
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: January 28, 2026